September 7, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Attn:	Lilyanna L. Peyser

RE:	Internet Media Services, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 20, 2010
File No. 333-165972

Dear Ms. Peyser:

On behalf of Internet Media Services, Inc. (the “Company”), we are filing herewith Amendment Number 4 to the Registration Statement on Form S-1 in response to the Securities and Exchange Commission Staff’s (“Staff”) comments to us in its letter dated September 1, 2010.

In this letter, we have reproduced the comments and have followed each comment with our response.  The numbered paragraphs set forth below correspond to the numbered paragraphs of the Staff’s letter.

General

1.
We note that certain disclosure of financial data and other non-financial disclosures such as those on pages 13 and 19 present information as of March 31, 2010 instead of the most recent balance sheet date of June 30, 2010.  Please update the disclosure and revise throughout the file accordingly.

Response:

We have updated and revised the disclosure of financial data and other non-financial data to reflect our most recent balance sheet date of June 30, 2010, including pages 13 and 19.

Interim Financial Statements – Internet Media Services, Inc. – June 30, 2010

Notes to Unaudited Consolidated Financial Statements

2.
Please revise your note disclosure to state the date through which subsequent events have been evaluated.  Refer to FASB ASC 855-10-50-1, as amended by ASU 2010-09 issued February 2010 – Subsequent Events Topic 885.

Response:

All the financial statements included in Amendment #4 to form S-1 filed in connection with this response have been revised to inlcude the date through which subsequent events have been evaluated.

Should you have any questions or comments with regard to the above, please do not hesitate to contact me.

Very truly yours,

/s/ Gary A. Agron
Gary A. Agron

GAA/jp

Enclosures
cc:  Raymond Meyers